EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

("the Company")

To:	To:

The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate report - class action

On December 12, 2016, the Company received a claim together with a class action certification motion which a customer of the Company had filed with the Central District Court against the Company.

It was asserted in the motion that the Company was charging a monthly payment of NIS 5.93, unlawfully and without consent, for “support and/or warranty” services comprising part of its internet infrastructure use.

The petitioner estimates the aggregate damage caused to the class members (who were defined in the motion as anyone who the Company charged for support and/or warranty services without a basis in law and/or agreement during the seven years preceding the date of the motion) at an estimated NIS 160 million.

It is noted that another class action certification motion was filed against the Company in August 2016 in a similar matter (see the Company’s immediate report of August 8, 2016).

The Company is studying the motion and it is unable to evaluate its likelihood of success at the present stage.